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                                                                     Exhibit 4.7

                    [LETTERHEAD OF BAM! ENTERTAINMENT, INC.]

January 26, 2004


Via Facsimile Only (212) 541-4434
Laurus Master Fund, Ltd.
825 Third Avenue, 14th Floor
New York, NY  10022
Attn:  John E, Tucker, Esq.

Re: Modification of Secured Convertible Promissory Note & Common Stock Purchase Warrant

Dear Mr. Tucker:

Pursuant to our recent telephone conversations, there were certain drafting errors in the secured convertible promissory note (the "Note") and common stock purchase warrant (the "Warrant") each dated as of December 3, 2003 that were issued by BAM! Entertainment, Inc. (the "Company") to Laurus Master Fund, Ltd. ("Laurus") pursuant to that certain securities purchase agreement (the "Agreement") entered into by the parties and dated of even date therewith. The following letter, when signed by the Company and by Laurus ("Letter"), will amend, modify and form a part of each of the Note and Warrant effective as of the date first written above. Unless specifically provided to the contrary below, all terms defined in the Agreement, Note and Warrant will have the same meanings when used below.

1. Section 1.2 of the Note erroneously states that the amortizing payments under the Note shall begin on February 1, 2004; however, such payments should begin on April 1, 2004. The Company and Laurus agree to amend Section 1.2 of the Note and
Section 1.2 of the Note is hereby amended to read in its entirety as follows:

      "1.2 Monthly Principal Payments. Amortizing payments of the aggregate principal amount outstanding under this Note at any time (the "PRINCIPAL AMOUNT") shall begin on April 1, 2004 and shall recur on the first calendar day of each succeeding month thereafter until the Maturity Date (each, an "AMORTIZATION DATE"). Subject to Section 3.4 below, beginning on the first Amortization Date, the Borrower shall make monthly payments to the Holder on each Repayment Date, each in the amount of $166,666.67, together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note but have not been paid (collectively, the "MONTHLY AMOUNT")."

2. Recital (d)(iii) of the Warrant erroneously states that the third tranche consists of 42,667 shares that may be issued at an exercise price of $2.33 per share; however, the third tranche should consist of 41,667 shares so that the aggregate number of shares issuable upon exercise of the Warrant in full is 166,667 shares of the Company's Common Stock. The Company and Laurus agree to amend Recital (d)(iii) of the Warrant and Recital (d)(iii) of the Warrant is hereby amended to read in its entirety as follows:

      "(iii) a price of $2.33, which is 175% of the average closing price of Common Stock for th five (5) trading days immediately prior to the date hereof for the last 41,667 shares acquired further to Section 4."

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3. The foregoing may be executed in one (1) or more counterparts, each of which shall constitute an original and shall be binding upon each party hereto upon their respective execution hereof.

4. Except as specifically amended and modified herein, the Agreement, Note and Warrant shall be unaffected and remain in full force and effect.


                                          Very truly yours,

                                          BAM! Entertainment, Inc.

                                          By:  /s/ Stephen Ambler
                                               -------------------------
                                          Name: Stephen Ambler
                                          Title: Chief Financial Officer

ACCEPTED AND AGREED TO:

Laurus Master Fund, LTD.


By:  /s/ Illegible
     ----------------------------
Name:    Illegible
Title:  _________________________


cc:   Laurus Master Fund, Ltd. (fax:  345-949-9877)


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